Himalaya Shipping Ltd. (HSHP) – Notice of Annual General Meeting 2026

Hamilton, Bermuda, March 12, 2026

Himalaya Shipping Ltd. (the “Company”), announces that the 2026 Annual General Meeting of the Company will be held on May 20, 2026, at its registered office in Bermuda. The record date for determining shareholders entitled to vote at the Annual General Meeting has been set to March 23, 2026.

The notice of meeting, agenda and associated material will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company’s website at www.himalaya-shipping.com.